SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87874R100

(CUSIP Number of Class of Securities)

Greg Strakosch

Chief Executive Officer

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466
(617) 431-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:

Mark G. Borden
Graham Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable

*    Pursuant to General Instruction D to Schedule TO, no filing fee is required for communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit	Description

99.1	Transcript of the Earnings Conference Call on November 8, 2010

Additional Information and Where to Find It

The attached exhibit does not constitute an offer to buy or the solicitation of an offer to sell shares of TechTarget, Inc. (“Tech Target”) common stock.  The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that TechTarget will shortly be distributing to its stockholders and filing with the Securities and Exchange Commission.  Stockholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer.  Stockholders and investors may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that TechTarget will shortly be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov, the investor information section of TechTarget’s website at www.techtarget.com or by calling Georgeson Inc., the information agent for the tender offer, toll-free at (800) 248-7690.

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